Exhibit 99.1

Equinor capitalizes shares in Lundin Petroleum for increased direct ownership in Johan Sverdrup and a cash consideration

Equinor ASA (OSE: EQNR, NYSE EQNR) has agreed with Lundin Petroleum AB to divest a 16 percent shareholding in Lundin Petroleum for a direct interest of 2.6 percent in the Johan Sverdrup field and a cash consideration of around USD 650 million.

“Since 2016 we have more than doubled the value of our investment in Lundin. This transaction gives us the opportunity to capitalize on this value creation, and at the same time increase our direct ownership in the Johan Sverdrup field,” says Eldar Sætre, President and CEO of Equinor.

Under the terms of the agreements, Equinor will divest around 54.5 million shares in Lundin at a price of SEK 266.4 per share. Total consideration for the divestment of shares in Lundin amounts to around USD 1.56 billion. Equinor will acquire a 2.6% direct ownership share in the Equinor operated Johan Sverdrup field for a cash consideration of USD 910 million.

Through this transaction, Equinor is realizing significant value creation from its investments in Lundin Petroleum. Equinor announced its investments in Lundin in 2016 at an average weighted cost price of SEK 121 per share, adjusted for the divestment of International Petroleum Corporation. Equinor has more than doubled the value of its invested capital, including its remaining shareholding in Lundin Petroleum.

“Johan Sverdrup is truly a world class field. We are on track to start production in November this year, and an increased direct ownership share gives us the opportunity to create even more value for our shareholders,” says Sætre.

Following completion of the transactions, Equinor will have a 42.6 percent ownership share in the Johan Sverdrup field and own a 4.9 percent shareholding in Lundin Petroleum.

The agreement includes a contingent payment of up to USD 52 million payable to Lundin in 2025 if Johan Sverdrup proves to be at the upper end or above the indicated resource range of 2.2 – 3.2 bn boe. In agreement with Lundin, the transaction is being executed through a total return swap agreement, where the Lundin shares will be acquired by Sparebank1 Markets and subsequently redeemed. The transaction is subject to certain conditions, including customary government approval and approval in Lundin Petroleum AB’s Extraordinary General Meeting set for 31 July 2019. The Lundin Petroleum Board of Directors have expressed their unanimous support for the transaction, and the Lundin Petroleum family entities have confirmed that they will vote in favour of the transaction at the Extraordinary General Meeting. Closing of the sale of the shares in Lundin Petroleum will take place after approval by the Lundin Petroleum Extraordinary General Meeting. Closing of the acquisition of the interest in Johan Sverdrup transaction is expected by Q4 2019.

Further information:

Investor relations:
Peter Hutton, Senior Vice President Investor Relations:
+44 7881 918 792

Press:
Bård Glad Pedersen, Vice President Media Relations:
+47 918 01 791

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act